UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
LDK Solar Co., Ltd.
(Name of Subject Company (Issuer))
LDK Solar Co., Ltd.
(Names of Filing Persons (as offeror))
4.75% Convertible Senior Notes due 2013
(Title of Class of Securities)
50183L AA 5 and 50183L AB 3
(CUSIP Number of Class of Securities)
Jack Lai
Chief Financial Officer
LDK Solar Co., Ltd.
Unit 15, 35th Floor
West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong
(852) 2291-6057
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)
COPIES TO:

Huanting Timothy Li, Esq. Sidley Austin LLP Level 39, Two International Finance Centre 8 Finance Street, Central, Hong Kong (852) 2509-7888	John A. Fore, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$300,000,000(1)	$21,390(2)

(1)	Estimated solely for the purpose of determining the filing fee. The amount assumes the purchase of an aggregate of $300,000,000 in principal amount of the outstanding 4.75% Convertible Senior Notes due 2013 at the maximum purchase price, as described herein, assuming the holders of such Convertible Senior Notes tender the full $300,000,000 aggregate principal amount of the Convertible Senior Notes.

(2)	The amount of the filing fee was calculated at a rate of $71.30 per million dollars of the transaction value, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 and Fee Rate Advisory No. 2 for fiscal year 2011.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third-party tender offer subject to Rule 14d-1
☑     issuer tender offer subject to Rule 13e-4
☐     going-private transaction subject to Rule 13e-3
☐     amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by LDK Solar Co., Ltd., an exempted company organized under the laws of the Cayman Islands with limited liability (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to exchange (the “Exchange Offer”) up to $300,000,000 in aggregate principal amount of its currently outstanding 4.75% Convertible Senior Notes due 2013 issued pursuant to an indenture between the Company and The Bank of New York, as trustee and securities agent, dated as of April 15, 2008 (the “Existing Notes”) for an equal aggregate principal amount of a newly issued class of 4.75% Convertible Senior Notes due 2013 (the “New Notes”), plus cash in an amount not greater than $85 nor less than $60 per $1,000 principal amount of such Existing Notes, upon the terms and subject to the conditions set forth in the Company’s exchange offer memorandum, dated November 24, 2010, and the documents incorporated by reference therein (the “Exchange Offer Memorandum”), and the accompanying Letter of Transmittal, which Exchange Offer Memorandum and Letter of Transmittal, together with any supplements or amendments thereto from time to time, collectively constitute the “Exchange Offer Documents.” The Exchange Offer is not conditioned on any minimum aggregate principal amount of Existing Notes being validly tendered and not properly withdrawn. For each $1,000 principal amount of the Existing Notes, holders will receive $1,000 principal amount of the New Notes plus a cash consideration (together, the “Exchange Consideration”), with the amount of such cash consideration to be determined by the modified “Dutch Auction” procedure described in the Exchange Offer Memorandum, plus accrued and unpaid interest to, but excluding, the settlement date payable in cash. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Exchange Offer Memorandum.
     The Exchange Offer shall commence on November 24, 2010 and shall expire at 11:59 p.m., New York City time, on Wednesday, December 22, 2010, unless extended or earlier terminated by the Company.
     Copies of the Exchange Offer Memorandum and the accompanying Letter of Transmittal are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. All of the information set forth in the Exchange Offer Memorandum the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.
Item 1. Summary Term Sheet
          The information in the Exchange Offer Memorandum in the section entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information
          (a) Name and Address. The name of the issuer is LDK Solar Co., Ltd., an exempted company organized under the laws of the Cayman Islands with limited liability. The Company’s executive offices are located at High-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China. The Company’s telephone number is +86 790 686-0171.
          (b) Securities. The subject class of securities are the Existing Notes. The information in the Exchange Offer Memorandum in the section entitled “Description of the New Notes” is incorporated herein by reference. The original aggregate principal amount of the Existing Notes was $400.0 million. As of the date of this filing, $395.0 million in aggregate principal amount of the Existing Notes remain outstanding.
          (c) Trading Market and Price. The Existing Notes are not listed on any national securities exchange and there is no established trading market for the Existing Notes. To the Company’s knowledge, the Existing Notes are traded infrequently in transactions arranged through brokers, and market quotations for the Existing Notes are not available. The American depositary shares (“ADSs”) into which the Existing Notes are convertible trade on the New York Stock Exchange under the symbol “LDK.” The quarterly high and low trading prices for the ADSs are set forth in the Exchange Offer Memorandum in the section entitled “Market and Trading Information” and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person
     (a) LDK Solar is the filing person and the subject company. The business address and telephone number of the Company is set forth under Item 2(a) above. Pursuant to General Instruction C to Schedule TO, the table below sets forth the executive officers, directors and controlling persons of the Company. The business address of each person set forth below is c/o LDK Solar Co., Ltd., High-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China.

Name	Position

Xiaofeng Peng	Chairman of the Board and Chief Executive Officer

Xingxue Tong	Director, President and Chief Operating Officer

Liangbao Zhu	Director and Senior Vice President of Operations

Yonggang Shao	Director and Senior Vice President of Corporate Strategy

Louis T. Hsieh	Independent Director

Bing Xiang	Independent Director

Junwu Liang	Independent Director

Jack Lai	Executive Vice President, Chief Financial Officer and Secretary

Yuepeng Wan	Senior Vice President and Chief Technology Officer

Rongqiang Cui	Head of the Research and Development Laboratory Operated jointly with Shanghai Jiaotong University

Pietro Rossetto	Chief Engineer

Qiqiang Yao	Senior Vice President

Item 4. Terms of the Transaction
     (a) Material Terms. The information contained in the Exchange Offer Memorandum in the sections entitled “The Exchange Offer,” “Summary Term Sheet” and “United States Federal Income Taxation” and in the Letter of Transmittal, is incorporated herein by reference in response to this item.
     (b) Purchases. To the Company’s knowledge, no Existing Notes are to be purchased from any officer, director or affiliate of the Company.
Item 5. Past Contracts, Transactions, Negotiations and Agreements
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer Memorandum in the sections entitled “The Exchange Offer,” “Description of the New Notes,” “The Financial Advisor, Information Agent and Exchange Agent,” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Existing Notes,” and in the Letter of Transmittal, is incorporated herein by reference. The Company has entered into the following agreements in connection with the Existing Notes:
     (1) Indenture, dated as of April 15, 2008, by and between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.5 to the Company’s registration statement on Form F-3, registration #333-152009, filed with the SEC on June 30, 2008);

     (2) Registration Rights Agreement, dated as of April 15, 2008, by and between the Company and the initial purchasers of the Existing Notes (incorporated herein by reference to Exhibit 4.7 to the Company’s registration statement on Form F-3, registration #333-152009, filed with the SEC on June 30, 2008);
     The New Notes are governed by an indenture, to be dated as of the settlement date relating to the New Notes, between the Company and The Bank of New York Mellon, as trustee, as set forth as Exhibit (d)(i) hereto.
Item 6. Purposes of the Transaction and Plans or Proposals
     (a) Purposes. The information set forth in the Exchange Offer Memorandum in the sections entitled “Summary Term Sheet,” “The Exchange Offer,” and “Terms of the Exchange Offer” is incorporated herein by reference.
     (b) Use of Securities Acquired. The Existing Notes validly tendered and accepted for exchange in the Exchange Offer will be cancelled.
     (c) Plans.
     (1)-(2) Not applicable.
     (3) The information set forth in the Exchange Offer Memorandum in the section entitled “Description of the Notes” is incorporated herein by reference.
     (4)-(10) Not applicable.
Item 7. Source and Amount of Funds or Other Consideration
     (a) Source of Funds. The information set forth in the Exchange Offer Memorandum in the sections entitled “Summary Term Sheet,” “The Exchange Offer” and “Fees and Expenses” is incorporated herein by reference.
     (b) Conditions. Not applicable.
     (d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company
     To the best of the Company’s knowledge, during the 60 days preceding the date of this Schedule TO, none of its directors, executive officers and affiliates has engaged in any transactions in the Existing Notes. The information set forth in the Exchange Offer Memorandum in the section entitled “Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Existing Notes” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
     (a) Solicitations or Recommendations. None.

Item 10. Financial Statements
     Financial information incorporated by reference in response to this Item 10 may be inspected, and copies thereof obtained, in the manner described in the sections of the Exchange Offer Memorandum entitled “Incorporation of Certain Documents by Reference” and “Available Information,” which sections are incorporated herein by reference.
     (a) Financial Information.
     (1) Audited consolidated financial statements of the Company and related notes thereto for the years ended December 31, 2007, 2008 and 2009, as set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, as filed with the SEC on June 30, 2010, are incorporated herein by reference.
     (2) Unaudited condensed consolidated financial information of the Company as of, and for the three months ended, March 31, 2010 as set forth in the Company’s Report on Form 6-K to the extent filed with (and not including information deemed furnished to) the SEC on May 11, 2010 is incorporated herein by reference.
     (3) Unaudited condensed consolidated financial information of the Company as of, and for the three months ended, June 30, 2010 as set forth in the Company’s Report on Form 6-K to the extent filed with (and not including information deemed furnished to) the SEC on August 11, 2010 is incorporated herein by reference.
     (4) Unaudited condensed consolidated financial information of the Company as of, and for the three months ended, September 30, 2010 as set forth in the Company’s Report on Form 6-K to the extent filed with (and not including information deemed furnished to) the SEC on November 9, 2010 is incorporated herein by reference.
     (5) Information on the Company’s ratio of earnings to combined fixed charges, set forth in the Exchange Offer Memorandum in the section entitled “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.
     The information set forth in the Exchange Offer Memorandum in the section entitled “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 11. Additional Information
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information incorporated in the Exchange Offer Memorandum by reference to the Company’s annual report on Form 20-F for the fiscal year ended December 31,2009, as filed with the SEC on June 30, 2010, in the sections therein entitled “Item 10. Additional Information — C. Material Contracts,” “Item 4. Information on the Company — B. Business Overview — Regulatory Framework” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” is incorporated herein by reference.
     (b) Other Material Information.
     (1) The information set forth in the Exchange Offer Memorandum in the sections entitled “Risk Factors,” “The Exchange Offer,” “Terms of the Exchange Offer,” and “United States Federal Income Taxation” is incorporated herein by reference.
     (2) The documents and information referred to in the section entitled “Incorporation of Certain Documents by Reference” in the Exchange Offer memorandum are incorporated herein by reference.

Item 12. Exhibits

(a)(1)(i)	Exchange Offer Memorandum, dated November 24, 2010.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Form W-9 and Instructions thereto (included as part of the Letter of Transmittal above).

(a)(5)(i)	Press Release, dated November 24, 2010.

(b)	Not applicable.

(d)(1)	Indenture, dated as of April 15, 2008, by and between the Company and The Bank of New York, as trustee, relating to the Existing Notes (incorporated herein by reference to Exhibit 4.5 to the Company’s registration statement on Form F-3, registration #333-152009, filed with the SEC on June 30, 2008).

(d)(2)	Registration Rights Agreement, dated as of April 15, 2008, by and between the Company and the initial purchasers of the Existing Notes (incorporated herein by reference to Exhibit 4.7 to the Company’s registration statement on Form F-3, registration #333-152009, filed with the SEC on June 30, 2008).

(d)(3)	Indenture, to be dated as of the settlement date of the New Notes, between the Company and The Bank of New York Mellon, as trustee.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LDK Solar Co., Ltd.
By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Chairman and Chief Executive Officer

Dated: November 24, 2010

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Exchange Offer Memorandum, dated November 24, 2010

(a)(1)(ii)	Letter of Transmittal

(a)(1)(iii)	Form W-9 and Instructions thereto (included as part of Letter of Transmittal above)

(a)(5)(i)	Press Release, dated November 24, 2010

(d)(1)	Indenture, dated as of April 15, 2008, by and between the Company and The Bank of New York, as trustee, relating to the Existing Notes (incorporated herein by reference to Exhibit 4.5 to the Company’s registration statement on Form F-3, registration #333-152009, filed with the SEC on June 30, 2008)

(d)(2)	Registration Rights Agreement, dated as of April 15, 2008, by and between the Company and the initial purchasers of the Existing Notes (incorporated herein by reference to Exhibit 4.7 to the Company’s registration statement on Form F-3, registration #333-152009, filed with the SEC on June 30, 2008)

(d)(3)	Indenture, to be dated the date of settlement for the New Notes, between the Company and The Bank of New York Mellon, as trustee